[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SEC’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

August 28, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2014
Response Dated July 23, 2015
File No. 001-33311

Dear Ms. Raminpour:

This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) to the comment letter, dated July 31, 2015, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 3, 2015 and the response letter submitted to the SEC by the Company on July 23, 2015.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.

000001

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long Lived Assets, Page 109

1.	Please note from your response to our prior comment 2 that your 10-year historical average charter rate is most likely to encompass the charter rate cycles that your fleet will experience over its remaining expected economic life. In looking at the Baltic Dry Index performance between 1985 to present, it appears that the activity during the shipping boom between 2003 and 2008 represents an anomaly that has not repeated in any cyclical fashion. Please tell us why you did not adjust your 10-year historical average rate to exclude anomalous activity during the shipping boom. In this regard, please provide us with the factors you considered to assume that charter rates will repeat the cycle and how this was considered in your analysis. As part of your response, please tell us how the 10-year historical average charter rate compares with rates used in internal budgets. To the extent it differs, please provide us with detailed explanations supporting any material difference.

Response:

The period 2000 through 2010 includes a number of events that materially impacted the shipping industry and charter rates. In 2001, China was admitted to the World Trade Organization. From that date forward, global trade increased to about 5.5% per annum from a prior 10-year period growth rate of about 3% per annum. The impact of China’s admission into the World Trade Organization should not be understated – today China represents the largest consumer of iron ore and coal in the world – significant drivers for seaborne trade. For example, China imported 913 million tons of iron ore and 268 million tons of coal by sea in 2014 compared to 319 million and 36 million tons of iron ore and coal, respectively, in 2006. The impact of commodity consumption by China and other less developed countries reflect the urbanization requirements of the undeveloped world. However, global growth trends can be obscured in the short term as commodity consumption is affected by price volatility.

000002

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

Shipping is impacted by global events. Looking backward, at the end of 2008, we experienced the US financial crisis. In 2010, we experienced the European financial crisis. In each case global consumption of commodities was affected. More recently, in the third and fourth quarters of 2014, the price of oil dropped by around 50%. While the long-term impact of this price decrease is likely to be beneficial, the immediate impact was to cause uncertainty in commodity consumers who withdrew from the market because of the uncertainty which then caused swift and material price decline. Indeed, the Baltic Dry Index (“BDI”) hit a 30-year low of 509 on February 18, 2015, when charter rates were below operating costs. Since that period, the BDI has improved dramatically. Depending on the applicable ship classes, rates are about 40% to 140% higher than those existed in Q1 of 2015.

Because the 10-year period used includes both historic highs and historic lows, the Company believes it is better to use a long-term average rather than adjust to remove the entire 2003 through 2008 period as aberrant. Furthermore, the Company respectfully advises the Staff that it applies the following methodology in determining charter rates it uses for various purposes: the Company adjusts the 10-year historical average one-year charter rate for each vessel class to remove both the highest 5% and lowest 5%. This methodology in fact was used for performing step one of its impairment tests for long-lived assets and is used generally for its internal budgets. The Company believes that removing the highest 5% and lowest 5% of charter rates is an objective approach to addressing volatility that is inherent, because of various global events, on shipping charter rates.

In terms of the future of the shipping cycle, demand for seaborne goods continues to be strong, increasing generally year over year and period over period. Some of the factors causing strength in the future market relate to (1) material reduction in new orders for dry bulk vessels, (2) material increase in the scrapping of older vessels and (3) continued strong demand for seaborne commodities.

New Orders: While historically the new building order book was relatively concrete, over the past few years, non-deliveries or “slippage” of new orders from one year to the next has averaged above 34% in the years 2009 through 2014. Based on this trend, we believe that ultimately at least one third of the existing orderbook will not be built due to ship building companies not wanting to recognize the cancellation of these orders.

Scrapping: Scrapping of vessels has accelerated. Scrapping for 2015 through August 20, 2015 was 21.5 million deadweight (“dwt”) and equal to almost 3% of the global fleet. If scrapping remains at its rate for the balance of this year, total scrapping is projected to be 33.8 million dwt or almost 5% of the global fleet for 2015. This will exceed the record of 33.4 million dwt scrapped in 2012.

Outlook: As a result of the structural low in charter rates (which were less than operating costs) reached in Q1 of 2015, new orders were virtually eliminated and scrapping accelerated. We note here it takes about two years for a new vessel to be constructed. As we are expecting healthy demand for seaborne transportation, we believe there will be tightness in the market with material price improvement in charter rates. In the medium term we expect the market to return to materially healthier levels from the current range of charter rates which remain towards

000003

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

historic lows notwithstanding the rebound from Q1 of 2015. In fact, if the current BDI were to increase by 100% from the current rate, it would be less than the 1,986 average of the BDI since inception in January 1985 to August 26, 2015.

The Company believes that the combination of the expected cancellation of new building orders, increased scrapping rates and continued strong demand for seaborne commodities will set the stage for the shipping cycle to potentially repeat.

Goodwill and Other Intangibles, Page 113

2.	We note from your response to our prior comment 3 that you performed Step 1 of your goodwill impairment test and that the estimated fair value of each reporting unit substantially exceeded its carrying value. Please provide us with a reconciliation of the aggregate fair values of your reporting units to your market capitalization as of December 31, 2014 and March 31, 2015.

Response:

The Company respectfully advises the Staff that, while it considers its share price, both at a point in time and over periods of time, in connection with the identification of potential triggering events and/or the determination of whether an impairment exists, it has no express policy regarding the preparation of a reconciliation of the aggregate fair value of its reporting units to its market capitalization at any point in time, as this is not a requirement under generally accepted accounting principles. A comparison of the Company’s market capitalization and net book value as of December 31, 2014 and March 31, 2015 using one-year and six-month averages follows:

	As of December 31, 2014						As of March 31, 2015
	1 Year Average			6 Month Average			1 Year Average			6 Month Average

Market capitalization - common shares		$843,878			$705,170			$706,744			$482,187
Market capitalization - preferred series G		48,758			47,644			47,303			43,801
Market capitalization - preferred series H		110,500			110,500			101,502			101,502

Total Market Capitalization		1,003,136			863,314			855,549			627,490

Control premium[*]		[*	]		[*	]		[*	]		[*	]

Minimum Fair Value of NMH	$	[*	]	$	[*	]	$	[*	]	$	[*	]

Book Value - NMH (excluding NCI)	$	[*	]	$	[*	]	$	[*	]	$	[*	]

Market Capitalization in excess (below) Equity Value	$	[*	]	$	[*	]	$	[*	]	$	[*	]

000004

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

Comparison of the Company’s market capitalization and net book value

Use of average vs. spot rate

The Company respectfully advises the Staff that it does not believe its share price at December 31, 2014 (i.e. at a point in time) is an appropriate indicator of value for purposes of its impairment test.

The Company’s share price experienced high volatility during the 12-month period ended December 31, 2014 with the share price ranging from a low of $3.61 to a high of $11.42. The implied volatility of the stock according to Bloomberg data for this period was in excess of 70% as of December 31, 2014, with an average volatility for the entire year of approximately 55%.

Accordingly, the Company utilized one-year and six-month average share prices in its market capitalization reconciliation. The Company believes the one-year and six-month averages adjust for the inherent cyclicality of shipping as well as the impact of various extraordinary events, such as the impact on short term commodity consumption caused by extreme price volatility. This adjustment also captures the seasonality of the shipping business, which generally tends to be stronger in the periods of April to mid-July and in mid-September through November (with 2014 an exception because of the Q3 and Q4 2014 collapse of various commodity prices which resulted in a short pull back as a result of price uncertainty.).

The Company believes the one-year and six-month averages are a reasonable range of share prices and are more appropriate in these circumstances because December 31, 2014 share price was expressing the extreme price volatility of commodity and price uncertainty - a fact further captured by the 30-year low of the BDI reached only 49 days later (February 18, 2015). Reference is made to the speech of SEC staff member Robert Fox dated December 8, 2008, which the Company believes provides support for its approach:

“While it would be prudent to reconcile the combined fair value of your reporting units to your market capitalization, I believe that this should not be viewed as the only factor to consider in assessing goodwill for impairment… When a registrant is evaluating an appropriate control premium, I believe that an important factor to consider is their recent trends in market capitalization. Note that I said recent trends in their market capitalization. Especially in volatile markets, and other unique circumstances, it may not always be reasonable to look at a single day’s market capitalization.”

Due to the fluctuation in its market capitalization, the Company tends to be classified as a “small cap” followed by significantly fewer professional investors than certain of its peers whose market capitalizations exceed $500 million. The Company believes that this generally results in a less efficient market price (i.e. higher volatility). That said, the market price of its share, particularly during the twelve-months ended December 31, 2014, generally fluctuated in a manner consistent with the share price of its peers.

000005

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

Control premium

The Company believes that its market price does not reflect a control premium that should be considered in the calculation of the fair value of the Company. Based on its analysis and consideration, including recent fluctuations in its share price, the Company believes its calculated control premium of [*]% at December 31, 2014 is reasonable in relation to the range of observed relevant market control premium values within the marine transportation sector, which ranged from 10% to 91% during the year ended December 31, 2014 (based on Bloomberg data). The Company believes that a control premium of this magnitude is justified because:

•	Specifically as it relates to the Company, in addition to its own fleet of 63 vessels, there is also significant value driven by the investments in its affiliates and the contracts to provide both commercial and technical management to all of the vessels of its affiliates (consisting of approximately 95 vessels). By obtaining control of the Company, a controlling shareholder would also obtain financial investments in the following three public affiliates: Navios Maritime Partners L.P., - NYSE:NMM, Navios Maritime Acquisition Corporation – NYSE:NNA and Navios Maritime Midstream Partners L.P. – NYSE:NAP. These three companies together own over 70 vessels. Other affiliates, Navios Europe Inc. and Navios Europe (II) Inc., own an additional 24 vessels. As a result, control of the Company would give the investor commercial and management of an additional 95 vessels.

•	Any such investor would be able to derive significant synergies and operating efficiencies (i.e. cash savings and cost control) from in-house commercial and technical ship management expertise. In fact, because of the in-house economies of scale from these commercial and technical departments, for the twelve months ended December 31, 2014 and March 31, 2015, the Company’s operating costs were estimated to be more than [*]% lower than the average market operating costs calculated using its fleet mix (based on Drewry Shipping Consultants Ltd. – Maritime Research Ship Operating Costs Annual Review and Forecast; Annual Report 2014/15).

Other elements of value not reflected in the Company’s share price

In addition to the control premium discussed above, the Company also believes that its market capitalization does not fully reflect the fair value of the Company for the following reasons:

•	In the third and fourth quarters of 2014, the price of oil dropped by around 50%. While the long-term impact of this price decrease is likely to be beneficial, the immediate impact was to cause uncertainty in commodity consumers, who withdrew from the market because of the price uncertainty caused by the swift and material price decline. Indeed, the BDI hit a 30 year low of 509 on February 18, 2015, only 49 days after the close of the year, when charter rates were below operating costs.

•	This drop in commodity prices resulted in significant losses to many energy investment portfolios. Investments in shipping companies generally tend to reside within these energy portfolios and therefore, when energy portfolios were reduced, this had an adverse impact on the share price of shipping companies and the industry as a whole. Since Q1 of 2015, the BDI has improved dramatically. Depending on the applicable ship classes, rates are about 40% to 140% higher than those which existed then.

000006

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

August 28, 2015

•	Although the drop in commodity prices had an adverse impact on the Company’s share price, its business is based on volume (i.e. transports of the commodity) and, therefore, there is no direct correlation between the drop in commodity prices and rates earned by the Company to transport the commodity. Indeed, as mentioned, the Company believes in the long-term the price decrease will be beneficial to volume.

•	The Company’s logistics business has been experiencing EBITDA growth at a compound annual growth rate of approximately 20% for the last five years. It has entered into a 20-year contract for port services with Vale, which it expects to generate a minimum annual EBITDA of $35 million upon the completion of the port expansion, which is expected to be completed during the second half of 2016. Management believes that the share price does not yet fully reflect the benefit from this contract and additional fair value it will bring to the Company because of the evident distress in various emerging markets, including Brazil and Argentina.

**

If you have any questions, please feel free to contact the undersigned at 212.859.8272 or Mark Hayek at 212.859.8890 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Stuart Gelfond

Stuart Gelfond

cc:	Melissa Gilmore (Securities and Exchange Commission)
George Achniotis (Navios Maritime Holdings Inc.)
Vasiliki Papaefthymiou (Navios Maritime Holdings Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)

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